

February 10, 2014

Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, OH 43041

> **Re: The Scotts Miracle-Gro Company**
> **Form 10-K**
> **Filed November 20, 2013**
> **File No. 011-11593**

Dear Mr. Hilsheimer:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Legal Proceedings, page 13

1. Please confirm that in future filings you will disclose the amount of relief sought in all material pending legal proceedings. Please refer to Item 103 of Regulation S-K. We note that you have been named as a defendant in a number of cases alleging injuries from exposure to asbestos-containing products. We also note the matter In re Morning Song Bird Food Litigation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at 202-551-3859 or Max A. Webb at 202-551-3750 with any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief